Exhibit 99.1

Weibo Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

BEIJING, China — March 5, 2019 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

“We closed the year 2018 with a solid quarter,” said Gaofei Wang, CEO of Weibo. “Weibo continued to expand user base and enhance user engagement amid fierce industry competition, with MAUs adding approximately 70 million during the year and reaching 462 million in December, and average DAUs crossing the 200 million mark,” said Mr. Wang. “Heading into 2019, Weibo will continue to invest in platform development in multi-dimension, reinforce social content ecosystem to empower content creators, and capture higher wallet share in digital advertising budget as well as diversify monetization opportunities in the long run,” Mr. Wang concluded.

Fourth Quarter 2018 Highlights

•                  Net revenues were $481.9 million, an increase of 28% year-over-year.

•                  Advertising and marketing revenues were $417.0 million, an increase of 25% year-over-year.

•                  Value-added service (“VAS”) revenues were $64.9 million, an increase of 44% year-over-year.

•                  Net income attributable to Weibo was $166.5 million, an increase of 27% year-over-year, and diluted net income per share was $0.73, compared to $0.58 for the same period last year.

•                  Non-GAAP net income attributable to Weibo was $183.6 million, an increase of 26% year-over-year, and non-GAAP diluted net income per share was $0.80, compared to $0.64 for the same period last year.

•                  Monthly active users (“MAUs”) were 462 million in December 2018, a net addition of approximately 70 million users on year over year basis. Mobile MAUs represented 93% of MAUs.

•                  Average daily active users (“DAUs”) were 200 million in December 2018, a net addition of approximately 28 million users on year over year basis.

Fiscal Year 2018 Highlights

•                  Net revenues totaled $1.72 billion, an increase of 49% year-over-year.

•                  Advertising and marketing revenues were $1.50 billion, an increase of 50% year-over-year.

•                  VAS revenues were $219.3 million, an increase of 43% year-over-year.

•                  Net income attributable to Weibo was $571.8 million, an increase of 62% year-over-year, representing a net margin of 33%, compared to 31% in 2017. Diluted net income per share was $2.52, compared to $1.56 in 2017.

•                  Non-GAAP net income attributable to Weibo was $624.2 million, an increase of 54% year-over-year, representing a non-GAAP net margin of 36%, compared to 35% in 2017. Non-GAAP diluted net income per share was $2.73, compared to $1.80 in 2017.

Fourth Quarter 2018 Financial Results

For the fourth quarter of 2018, Weibo’s total net revenues were $481.9 million, an increase of 28% compared to $377.4 million for the same period last year.

Advertising and marketing revenues for the fourth quarter of 2018 were $417.0 million, an increase of 25% compared to $332.3 million for the same period last year, primarily driven by an increase of $91.5 million, or 31% growth in advertising and marketing revenues from small & medium-sized enterprises (“SMEs”) and key accounts.

VAS revenues for the fourth quarter of 2018 were $64.9 million, an increase of 44% year-over-year compared to $45.1 million for the same period last year, mainly attributable to the incremental revenues from the newly acquired live broadcasting business in the fourth quarter 2018.

Costs and expenses for the fourth quarter of 2018 totaled $298.8 million, compared to $232.2 million for the same period last year. Other than the inclusion of marketing expenses related to barter transactions under the new revenue guidance as illustrated below, the increase in costs and expenses was primarily due to the incremental costs of revenue share incurred by the newly acquired live broadcasting business as well as the increase in personnel related costs and expenses. Non-GAAP costs and expenses were $295.5 million, compared to $220.0 million for the same period last year.

Income from operations for the fourth quarter of 2018 was $183.0 million, compared to $145.3 million for the same period last year. Non-GAAP income from operations was $186.4 million, compared to $157.5 million for the same period last year.

Non-operating loss for the fourth quarter of 2018 was $1.9 million, compared to a non-operating income of $1.7 million for the same period last year, mainly resulted from the impairment on investments of $12.3 million for the fourth quarter of 2018.

Income tax expenses were $14.9 million, compared to $17.0 million for the same period last year.

Net income attributable to Weibo for the fourth quarter of 2018 was $166.5 million, compared to $131.0 million for the same period last year. Diluted net income per share attributable to Weibo for the fourth quarter of 2018 was $0.73, compared to $0.58 for the same period last year. Non-GAAP net income attributable to Weibo for the fourth quarter of 2018 was $183.6 million, compared to $146.0 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo for the fourth quarter of 2018 was $0.80, compared to $0.64 for the same period last year.

As of December 31, 2018, Weibo’s cash, cash equivalents and short-term investments totaled $1.83 billion. For the fourth quarter of 2018, cash provided by operating activities was $164.0 million, capital expenditures totaled $10.4 million, and depreciation and amortization expenses amounted to $5.8 million.

Fiscal Year 2018 Financial Results

For fiscal year 2018, Weibo’s total net revenues were $1.72 billion, an increase of 49% compared to $1.15 billion in 2017.

Advertising and marketing revenues for 2018 were $1.50 billion, an increase of 50% compared to $996.7 million in 2017. Advertising and marketing revenues from SMEs and key accounts were $1.38 billion, an increase of 51% compared to $912.1 million for 2017, while advertising and marketing revenues from Alibaba was $117.7 million, compared to $84.7 million for 2017.

VAS revenues for 2018 were $219.3 million, an increase of 43% compared to $153.3 million for 2017. The increase was mainly attributable to the growth in membership revenues and revenues from the live broadcasting business.

Costs and expenses for 2018 totaled $1.11 billion, compared to $742.5 million for 2017. Other than the inclusion of marketing expense related to barter transactions under the new revenue guidance as illustrated below, the increase in costs and expenses was primarily resulted from the increase of sales and marketing expenses for user acquisition and channel investment, as well as the increase in personnel related costs and expenses. Non-GAAP costs and expenses were $1.06 billion, compared to $693.8 million for 2017.

Income from operations for 2018 was $609.3 million, compared to $407.6 million for 2017. Non-GAAP income from operations was $662.2 million, compared to $456.2 million for 2017.

Non-operating income for 2018 was $59.6 million, compared to $9.6 million in 2017, mainly resulted from the increase in interest income and fair value change of investments.

Income tax expenses were $96.2 million, compared to $66.7 million for the same period last year. The increase was mainly attributable to higher profits generated in the fiscal year 2018.

Net income attributable to Weibo for 2018 was $571.8 million, compared to $352.6 million in 2017. Diluted net income per share attributable to Weibo for 2018 was $2.52, compared to $1.56 in 2017. Non-GAAP net income attributable to Weibo for 2018 was $624.2 million, compared to $405.7 million in 2017. Non-GAAP diluted net income per share attributable to Weibo for 2018 was $2.73, compared to $1.80 in 2017.

Financial Impact from New Revenue Guidance

As the Company adopted new revenue guidance ASC Topic 606 on January 1, 2018, results for reporting periods beginning after January 1, 2018 are presented under Topic 606 (‘New Basis’), while results for prior periods are not adjusted and continue to be reported under Topic 605 (‘Old Basis’), the Company’s historic accounting method.

The Company’s current period reported results which reflected the impact from the adoption of the new revenue guidance are as follows:

	Three months ended
	December 31, 2018
	Adjustments
	Old Basis ASC 605	VAT	Barter Transaction	New Basis ASC 606
	($ In thousands, except for percentage)

Net revenues	460,772	(25,945)	47,048	481,875
Cost of revenues	108,885	(25,945)	—	82,940
Operating expenses
-Sales and marketing	97,975	—	42,550	140,525
Income from operations	178,532	—	4,498	183,030
Operating margin	38.7%			38.0%

	Twelve months ended
	December 31, 2018
	Adjustments
	Old Basis ASC 605	VAT	Barter Transaction	New Basis ASC 606
	($ In thousands, except for percentage)

Net revenues	1,703,644	(95,470)	110,344	1,718,518
Cost of revenues	373,118	(95,470)	—	277,648
Operating expenses
-Sales and marketing	418,004	—	109,420	527,424
Income from operations	608,340	—	924	609,264
Operating margin	35.7%			35.5%

Business Outlook

For the first quarter of 2019, Weibo estimates its net revenues to be between $395 million and $405 million, or an increase of 20.5% year over year to 23.5% year over year on a constant currency basis. This forecast reflects the currency translation risks and assumes an average exchange rate of RMB 6.75 to US$1.00. This forecast also reflects Weibo’s current and preliminary view, which is subject to change.

Conference Call

Weibo’s management team will host a conference call from 6AM – 7AM Eastern Time on March 5, 2019 (or 7 PM – 8 PM Beijing Time on March 5, 2019) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.weibo.com.

The conference call can be accessed as follows:

US Toll Free:  +1 866-519-4004

Hong Kong Toll Free:  800-906-601

China Toll Free:  400-620-8038

International:  +65 6713-5090

Passcode for all regions:  9178871

A replay of the conference call will be available from 22:00 China Standard Time on March 6, 2019 to 20:59 China Standard Time on March 13, 2019. The dial-in number is +61 2-8199-0299. The passcode for the replay is 9178871.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP costs and expenses, non-GAAP income from operations, non-GAAP net income attributable to Weibo, non-GAAP diluted net income per share attributable to Weibo and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets, goodwill and acquired intangibles impairment, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, provision for income tax related to the amortization of intangible assets and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. It combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2018	2017	2018	2018	2017

Net revenues (1):
Advertising and marketing	$417,016	$332,305	$409,273	$1,499,180	$996,745
Value-added service	64,859	45,140	50,898	219,338	153,309
Net revenues	481,875	377,445	460,171	1,718,518	1,150,054

Costs and expenses:
Cost of revenues (1)(2)	82,940	72,005	70,016	277,648	231,255
Sales and marketing (1)(2)	140,525	92,665	141,059	527,424	275,537
Product development (2)	62,515	57,904	66,222	249,873	193,393
General and administrative (2)	12,865	9,592	10,361	43,755	42,315
Goodwill and acquired intangibles impairment	—	—	10,554	10,554	—
Total costs and expenses	298,845	232,166	298,212	1,109,254	742,500
Income from operations	183,030	145,279	161,959	609,264	407,554

Non-operating income (loss):

Impairment on, gain/loss on sale of and fair value change of investments, net (3)	(12,936)	(2,683)	31,683	15,713	(4,733)
Interest and other income , net	11,038	4,363	11,218	43,865	14,290
	(1,898)	1,680	42,901	59,578	9,557

Income before income tax expenses	181,132	146,959	204,860	668,842	417,111
Income tax expenses	(14,895)	(17,045)	(37,882)	(96,222)	(66,746)
Net income	166,237	129,914	166,978	572,620	350,365

Less: Net income (loss) attributable to noncontrolling interests	(270)	(1,068)	1,661	797	(2,225)

Net income attributable to Weibo	$166,507	$130,982	$165,317	$571,823	$352,590

Basic net income per share attributable to Weibo	$0.74	$0.59	$0.74	$2.56	$1.60
Diluted net income per share attributable to Weibo	$0.73	$0.58	$0.73	$2.52	$1.56

Shares used in computing basic net income per share attributable to Weibo	224,479	222,189	224,060	223,751	220,555
Shares used in computing diluted net income per share attributable to Weibo	232,558	230,465	232,660	232,683	225,363

(1)  On January 1, 2018, the Company adopted ASC 606 “Revenue from Contracts with Customers” using the modified retrospective method, which means amounts for 2018 are reported on the new basis while prior periods amount will be reported on a historical basis. Under the new accounting standard, the main impact to the Company is that it now reports the revenue net of value added tax and recognizes revenues and expenses at fair value for the advertising barter transaction.

(2) Stock-based compensation in each category:

Cost of revenues	$(618)	$1,067	$1,684	$3,522	$3,716
Sales and marketing	(1,205)	2,216	3,243	6,837	8,264
Product development	2,243	5,248	7,829	21,187	21,879
General and administrative	1,975	3,504	2,598	9,465	14,178

(3)  The Company adopted ASU 2016-01 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company measures long-term investments, other than equity method, at fair value through earnings. For those investments without readily determinable fair values, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings.

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	December 31,
	2018	2017

Assets
Current assets:
Cash and cash equivalents	$1,234,596	$1,000,953
Short-term investments	591,269	791,730
Accounts receivable, net	369,093	170,100
Prepaid expenses and other current assets(1)	212,435	69,233
Amount due from SINA	61,705	16,356
Current assets subtotal	2,469,098	2,048,372

Property and equipment, net	45,623	33,793
Goodwill and intangible assets, net	50,449	13,937
Long-term investments	694,586	452,337
Other assets	14,926	13,380
Total assets	$3,274,682	$2,561,819

Liabilities and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$123,730	$64,043
Accrued expenses and other current liabilities	317,437	268,615
Deferred revenues	99,994	81,311
Income tax payable (2)	88,683	70,907
Current liabilities subtotal	629,844	484,876

Long-term liabilities:
Convertible debt	884,123	879,983
Other long-term liabilities	12,577	2,166
Total liabilities	1,526,544	1,367,025

Shareholders’ equity :
Weibo shareholders’ equity (3)	1,745,459	1,192,587
Non-controlling interests	2,679	2,207
Total shareholders’ equity	1,748,138	1,194,794

Total liabilities and shareholders’ equity	$3,274,682	$2,561,819

(1) Included short-term loans to SINA of $43.6 million as of December 31, 2018.

(2) Commencing on January 1, 2018, in order to enhance comparability with industry peers, income tax payable has been presented as a single line item in balance sheet as opposed to be part of accounts payable. To conform with current period presentation, the relevant amount of $70.9 million as of December 31, 2017 has been reclassified.

(3) The Company adopted ASU 2016-1 “Classification and Measurement of Financial Instruments” beginning the first quarter of fiscal year 2018. After the adoption of this new accounting update, the Company measures long-term investments, other than equity method, at fair value through earnings. For those investments without readily determinable fair values, the Company elected to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Changes in the basis of these investments are reported in current earnings. The cumulative impact arising from the adoption of this update was immaterial to retained earnings as of January 1, 2018.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Three months ended
	December 31, 2018						December 31, 2017						September 30, 2018
					Non-GAAP						Non-GAAP						Non-GAAP
	Actual		Adjustments		Results		Actual		Adjustments		Results		Actual		Adjustments		Results

Advertising and marketing	$417,016				$417,016		$332,305				$332,305		$409,273				$409,273
Value-added service	64,859				64,859		45,140				45,140		50,898				50,898
Net revenues	$481,875				$481,875		$377,445				$377,445		$460,171				$460,171

															(15,354	)(a)
			(2,395	)(a)					(12,035	)(a)					(90	)(b)
			(925	)(b)					(163	)(b)					(10,554	)(c)
Total costs and expenses	$298,845		$(3,320)		$295,525		$232,166		$(12,198)		$219,968		$298,212		$(25,998)		$272,214

															15,354	(a)
			2,395	(a)					12,035	(a)					90	(b)
			925	(b)					163	(b)					10,554	(c)
Income from operations	$183,030		$3,320		$186,350		$145,279		$12,198		$157,477		$161,959		$25,998		$187,957

															15,354	(a)
			2,395	(a)					12,035	(a)					90	(b)
			925	(b)					163	(b)					10,554	(c)
			12,936	(d)					2,683	(d)					(31,683	)(d)
			(64	)(e)					(528	)(e)					1,560	(e)
			(145	)(f)					(41	)(f)					9,582	(f)
			1,035	(g)					690	(g)					1,035	(g)
Net income attributable to Weibo	$166,507		$17,082		$183,589		$130,982		$15,002		$145,984		$165,317		$6,492		$171,809

Diluted net income per share attributable to Weibo	$0.73	*			$0.80	*	$0.58	*			$0.64	*	$0.73	*			$0.75	*

Shares used in computing diluted net income per share attributable to Weibo	232,558				232,558		230,465				230,465		232,660				232,660

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$183,589						$145,984						$171,809
Interest income,net					(11,476)						(5,562)						(11,733)
Income tax expenses					15,040						17,086						28,300
Depreciation expenses					4,915						4,350						4,437
Adjusted EBITDA					$192,068						$161,858						$192,813

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands, except per share data)

	Twelve months ended
	December 31, 2018						December 31, 2017
					Non-GAAP					Non-GAAP
	Actual		Adjustments		Results		Actual	Adjustments		Results
Advertising and marketing	$1,499,180				$1,499,180		$996,745			$996,745
Value-added service	219,338				219,338		153,309			153,309
Net revenues	$1,718,518				$1,718,518		$1,150,054			$1,150,054

			(41,011	)(a)
			(1,348	)(b)				(48,037	)(a)
			(10,554	)(c)				(636	)(b)
Total costs and expenses	$1,109,254		$(52,913)		$1,056,341		$742,500	$(48,673)		$693,827

			41,011	(a)
			1,348	(b)				48,037	(a)
			10,554	(c)				636	(b)
Income from operations	$609,264		$52,913		$662,177		$407,554	$48,673		$456,227

			41,011	(a)
			1,348	(b)				48,037	(a)
			10,554	(c)				636	(b)
			(15,713	)(d)				4,733	(d)
			1,655	(e)				(864	)(e)
			9,354	(f)				(159	)(f)
			4,140	(g)				690	(g)

Net income attributable to Weibo	$571,823		$52,349		$624,172		$352,590	$53,073		$405,663

Diluted net income per share attributable to Weibo	$2.52	*			$2.73	*	$1.56			$1.80	*

Shares used in computing diluted net income per share attributable to Weibo	232,683				232,683		225,363	1,166	(h)	226,529

Adjusted EBITDA:

Non-GAAP net income attributable to Weibo					$624,172					$405,663
Interest income, net					(46,722)					(15,947)
Income tax expenses					86,868					66,905
Depreciation expenses					18,499					14,693
Adjusted EBITDA					$682,817					$471,314

(a)         To exclude stock-based compensation.

(b)         To exclude amortization of intangible assets.

(c)          To exclude goodwill and acquired intangibles impairment.

(d)         To exclude net results of impairment on, gain/loss on sale of and fair value change of investments.

(e)          To exclude non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests.

(f)           To exclude the provision for income tax related to item (b) and (d). Other non-GAAP to GAAP reconciling items have no income tax effect.

The Company considered the tax implication arising from the reconciliation items and part of these items recorded in entities in tax free jurisdictions were without relevant tax implications.

For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

(g)         To exclude the amortization of convertible debt issuance cost.

(h)         To adjust the number of shares for dilution resulted from convertible debt which were anti-dilutive under GAAP measures.

*  Net income attributable to Weibo is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2018	2017	2018	2018	2017

Net revenues
Advertising and marketing
Small & medium-sized enterprises and key accounts	$385,464	$293,951	$380,745	$1,381,484	$912,057
Alibaba	31,552	38,354	28,528	117,696	84,688
Subtotal	417,016	332,305	409,273	1,499,180	996,745

Value-added service	64,859	45,140	50,898	219,338	153,309
	$481,875	$377,445	$460,171	$1,718,518	$1,150,054